SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Royal Hawaiian Orchards, LP

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(Name of Issuer)

Class A Units

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(Title of Class of Securities)

78028T100

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(CUSIP Number)

Barry W. Blank

2777 Paradise Road

Las Vegas, Nevada 89019

(702) 425-5262

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2017

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Barry W. Blank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_] (b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,736,600 shares

	8	SHARED VOTING POWER

0 shares

	9	SOLE DISPOSITIVE POWER

1,736,600 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,736,600 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.82%

14	TYPE OF REPORTING PERSON*

IN

 Schedule 13D/A

This Amendment No. 2 to Schedule 13D, filed on November 17, 2009, as amended by Amendment No. 1 to Schedule 13D, filed on February 20, 2014.

Item 1. SECURITY AND ISSUER.

This statement relates to the Class A Units, without par value of Royal Hawaiian Orchards, LP, which has its principal executive office at 688 Kinoole Street, Suite 121, Hilo, Hawaii 96720.

Item 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed by Barry W. Blank (the "Reporting Person").

(b) 2777 Paradise Road, Las Vegas, Nevada 89019.

(c) Barry W. Blank is a stock broker.

(d) The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become (or remain) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.

(f) United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person paid $1,554,257 from personal funds to acquire the Class A units.

Item 4. PURPOSE OF TRANSACTION.

The Reporting Person purchased additional Class A Units pursuant to Royal Hawaiian Orchards LP’s Rights Offering for investment purposes.

The board of directors of the general partner of the Issuer elected Barry Blank as a director of the general partner effective as of December 6, 2012.

The Reporting Person may make additional purchases of Class A Units or other securities of the Issuer, either in the open market or in private transactions, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the Class A Units or other securities, other opportunities available to him, general economic conditions, money and stock market conditions, and other future developments. Depending on these same factors, the Reporting Person may decide to sell all or part of his investment in the Issuer’s Class A Units.

Except as set forth above, the Reporting Person does not have any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

The Reporting Person reserves the right, subject to applicable law, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in (a) through (j) above, or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Barry W. Blank beneficially owns 1,736,600 of the Issuer's Class A Units. Based on the number of shares outstanding as provided by the Issuer, this represents 7.82% of the outstanding Class A Units of the Issuer.

(b) Number of shares as to which Barry W. Blank has:

(i) sole power to vote or to direct the vote: 1,736,600 shares

(ii) shared power to vote or to direct the vote: 0 shares

(iii) sole power to dispose or to direct the disposition of: 1,736,600 shares

(iv) shared power to vote or to direct the vote: 0 shares

(c) The following transactions have been effected by the Reporting Person in the last 60 days:

Date of Transaction	Type of Transaction	Quantity	Price per Share (in US Dollars)
5/15/2017	Purchase of Class A Units	148,000	$1.79
5/15/2017	Purchase of Class A Units	720,300	$1.79

All of these transactions were effected by the Reporting Person through participation in the Issuer’s Rights Offering.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Person.

(e) Not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2017

By:	/s/ Barry W. Blank
Name:	Barry W. Blank